SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                    July 2006

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [  ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954, and
333-127491 and Form S-8 Registration Statement File No. 333-111437.


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                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1.   Press  Release  re  Lockheed  Martin  Aeronautics  Selects  Smiths and
          Subcontract Partner, RADA, to Provide Digital Video Recorder and Ground Debriefing Systems for the F-16 Peace Xenia IV and Future FMS Programs dated July 17, 2006.

     2. Press Release re RADA Received Orders Valued at Just Over $480,000 From Lockheed Martin Aeronautics to Develop, Test and Deliver the Next Version of "PERFORMS" - the F-16 Structural Fatigue Tracking System, and Related Services dated July 18, 2006.

                                                                          ITEM 1

Press Release                             Source: Rada Electronic Industries Ltd

Lockheed Martin Aeronautics Selects Smiths and Subcontract Partner, RADA, to Provide Digital Video Recorder and Ground Debriefing
Systems for the F-16 Peace Xenia IV and Future FMS Programs

Monday July 17, 9:00 am ET

The Lockheed Selection Positions RADA as Major Supplier of Airborne Digital Video Recorders and Ground Debriefing Systems

NETANYA, Israel, July 17 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (NASDAQ: RADI - News) announced today that it was formally notified by Smiths Aerospace that Lockheed Martin Aeronautics has concluded the evaluation and source selection for the procurement of the Digital Video Recorder (DVR), the Removable Data Cartridge (RDC), and the Ground Debriefing Station (GDS) in Support of the F-16 Peace Xenia IV Program with an option for future F-16 sales. Smiths Aerospace has been selected for the program, with a subcontract to RADA. The RADA Electronic Industries subcontract for the Peace Xenia IV program exceeds $1.7 million.

Lockheed Martin Aeronautics' selection of the Smiths Aerospace - RADA DVR and GDS for the F-16 follows the Boeing Company selection of the same products in support of the US NAVY T-45 Digital Video Recorder and Processor (DVRP) and other significant programs currently performed by RADA . Smiths Aerospace and RADA estimate that the 10,000+ VTRs that are currently installed on various aircrafts will be replaced by digital recorders.

Commenting on the selection, Maj. Gen. (Res.) Herzle Bodinger, RADA's Chief Executive Officer said, "This award further strengthens our excellent relationship with Smiths, that was established over 8 years ago and is currently manifested in joint development and production programs, as well as marketing activities. The Lockheed selection indicates that our strategy in penetrating the US market through cooperation with American partners is correct."

Zvi Alon, RADA's V.P. of Business Development said, "This award is the first time when a RADA developed unit is selected to be part of the baselineF-16 configuration. We are proud to have our products installed on both Lockheed Martin Aeronautics and the Boeing Company aircraft".

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics systems (Digital Video Recorders, Ground Debriefing Stations, Stores Management Systems, Flight Data Recorders, Inertial Navigation Systems), Trainers Upgrades, Avionics systems for the UAV market, and Electro optic cameras for airplanes and armoured vehicles.

Note:

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.


    Company Contact:
    Elan Sigal (Chief Financial Officer)
    Tel: +972-9-892-1129
    elan_sigal@rada.com




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                                                                          ITEM 2

Press Release                             Source: Rada Electronic Industries Ltd

RADA Received Orders Valued at Just Over $480,000 From Lockheed Martin Aeronautics to Develop, Test and Deliver the Next Version of "PERFORMS" - the F-16 Structural Fatigue Tracking System, and Related Services

Tuesday July 18, 9:00 am ET

NETANYA, Israel, July 18 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq: RADI - News) announced today it has received purchase orders from Lockheed Martin Aeronautics Company to develop, test and deliver the next version of Lockheed's Structural Fatigue Tracking System (PERFORMS), and provide related services. Total orders amount to $480,000, for delivery starting March 2006 and lasting through February 2007.

PERFORMS is an engineering analysis tool that provides for monitoring the structural integrity and allowing for the optimizing of maintenance schedules of the Air Forces around the world operating the F-16. PERFORMS works together with Flight Data Recorders installed on the aircraft and is capable of receiving data from a variety of recorders operating on board all F-16 versions.

This will be the fifth version of the product RADA delivers, with each version adding critical capabilities. The PERFORMS program has begun 5 years ago, with 4 versions successfully delivered. The current version is planned to be delivered to the Air Forces of the US (including the US Navy), Portugal, Belgium, Israel, Greece, Jordan, the Netherlands, Turkey, Chile, Oman, Poland and South Korea.

Commenting on the agreement, Maj. Gen. (Res.) Herzle Bodinger, RADA's Chief Executive Officer said, "These contracts reaffirm the confidence Lockheed Martin has in RADA to develop a critical component in the F-16 Aircraft Structural Integrity Program. PERFORMS allows RADA to position itself as a key provider of maintenance tools to the growing community of 26 Air Forces operating F-16 world wide."

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics systems (Digital Video Recorders, Ground Debriefing Stations, Stores Management Systems, Flight Data Recorders, Inertial Navigation Systems), Trainers Upgrades, Avionics systems for the UAV market, and Electro optic cameras for airplanes and armoured vehicles.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

    Company Contact:
    Elan Sigal (Chief Financial Officer)
    Tel: +972-9-892-1129
    elan_sigal@rada.com





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                   (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: July 18, 2006